Reich & Tang
Our Flexibility: Your Advantage

1411 Broadway, 28th Floor
New York, NY  10018-3450
T 212-830-5200
T 800-676-6779
www.reichandtang.com

August 29, 2012

Ms. Christina DiAngelo
Mr. Kieran Brown
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Daily Income Fund (the “Trust”)

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) File No. 333-182316

Dear Ms. DiAngelo and Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, the Trust, on behalf of its series, U.S. Government Portfolio, and its undersigned distributor, hereby request acceleration of the effective date of the Registration Statement to September 4, 2012.

All brokers will receive copies of the final prospectus and will have an opportunity to review it before offering the securities to their clients.

Very truly yours,

Daily Income Fund
on behalf of U.S. Government Portfolio

By: /s/ Christine Manna
       Name:  Christine Manna
       Title:    Secretary

and

Reich & Tang Distributors, Inc.

By:   /s/ Joseph Jerkovich
         Name: Joseph Jerkovich
         Title:   Chief Financial Officer and Vice President